Room 4561
Via fax (561) 844-7701

September 8, 2008

Warren B. Mosler
President and Chief Executive Officer
Consulier Engineering, Inc.
2391 Old Dixie Highway
Riviera Beach, FL 33404

> **Re: Consulier Engineering, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed on April 15, 2008**
> **File no. 0-17756**

Dear Mr. Mosler:

We have reviewed your response to your letter dated July 29, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 17, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 2. Deferred Implementation Costs, page F-16

2.   We note your response to our prior comment 1 where you indicate that management evaluates deferred implementation costs based upon future estimated discounted cash flows. You further indicate that your contracts have minimum monthly charges for the initial license term for which the customer is "contractually committed" and that such contracts are non-cancellable for a "certain period of time." Please tell us what you mean by "contractually committed" and "certain period of time." Are these contracts non-cancellable for the entire initial contract term? If a customer cancels the contract, are they obligated to pay all remaining minimum monthly payments? Tell us how you factor these considerations into your evaluation of deferred implementation costs. For example, we note from the information provided in Exhibit A that one of your contracts has an initial term of 84 months. If this contract is cancellable before the end of the 84 months, then explain how the Company can conclude that collectibility of the contractually committed cash payments is probable and that deferral of implementation costs is appropriate.

3.   In addition, tell us how you evaluate the deferred implementation costs when considerable time passes from the start date of the contract to the go-live date. For instance, we note that the Company entered into one particular contract in July 2005 that as of December 31, 2007 had a go-live date of May 2008. Please tell us how you factored into your evaluation of deferred implementation costs, the fact that the estimated future cash flows were not expected to be recognized for three years. Also, tell us whether the customer has the option to cancel this contract prior to the go-live date. In this regard, tell us how are able to conclude that the collection of such payments is probable. Also, tell us whether your arrangements contain specific, legally enforceable clauses that provide for reimbursement from your customer of deferred costs incurred by the Company.

4.   Please explain further the reasons for the significant audit adjustments as disclosed in Exhibit A and B. In this regard, tell us whether these adjustments were for improperly amortized deferred implementation costs or costs that were not timely written off as impaired. Also, considering the significance of these adjustments to both the total deferred costs and the costs recognized, tell us how you determined that the Company has appropriate controls in pace to account for such costs.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief